

Stanley Whitney (b. 1946)

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We reviewed 70 other examples before securing this Painting privately, offering it to Masterworks investors for approximately 6% less than our internal pre-sourcing valuation. Works of this size and series have historically been the most commercial.

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Initial Offering Price

$777,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

55.2%

Sharpe Ratio (1995-2021) watch video

Stanley Whitney	Not enough data
All Art	0.55
S&P 500	0.56

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WHY WE LIKE THIS PAINTING

- The American artist, Stanley Whitney, explores improvisation and color in his abstract paintings, and was influenced by Abstract Expressionist artists such as Mark Rothko and Color Field painter Morris Louis.
- After his highly acclaimed 2015 survey exhibition at the Studio Museum in Harlem, Whitney began to receive broader market recognition and an increased presence at auction, particularly in recent years.
- In 2021, Whitney's total auction sales reached $7.3 million, and his top auction record was reset three times between 2020 and 2021. As of December 16, 2022, eight of his current top ten auction records have been achieved since January 2022, and his auction volume year-to-date has exceeded $18 million, signifying increased demand for his work.
- Our acquisitions team has reviewed over 70 examples of work by Stanley Whitney from around the world, some of which are priced in excess of $1 million. Of these 70 works, this is the fifth we have selected to be offered on the Masterworks platform.
- Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art and the Studio Museum of Harlem in New York, as well as the High Museum in Atlanta, among others.
- As of December 16, 2022, examples identical in size to the Painting account for five of Whitney's top ten auction records, and have all sold this year and in excess of $1.5 million. These are led by "Nightwatch" (2012), which sold for $2,308,950 in March 2022, "Great Balls of Fire" (2005), which sold for $1,973,592 in March 2022, and "Parisian Blue" (2012), which sold for $1,623,000 in May 2022.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$7,156,299

2021 Number of Lots Sold
28

STANLEY
WHITNEY

b. 1946, UNITED STATES

Oil on linen | 72 × 72 in. (183 × 183 cm.)

Stanley Whitney is an American artist whose abstract work explores improvisation and color.



$777,000

INITIAL OFFERING

55.2%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a prime example of Stanley Whitney's signature abstract compositions, which juxtapose structure and improvisation to explore the lyrical qualities of color. Executed in 2020, the Painting measures 72 inches by 72 inches, which is a common size employed by the artist, and is among his larger, more immersive formats. Whitney's abstract works vary in size: the smallest to appear at auction measure less than twelve inches in height and width, while the largest examples are 8 feet in each direction. As is typical of the artist's work, the square-format composition of the Painting arranges blocks of vibrant color in a deliberately irregular grid, which are stacked vertically and separated by horizontal bands. Whitney developed this distinctive approach beginning in the 1990s, when trips to Italy and Egypt led to a shift in practice and, inspired by ancient and Renaissance architecture, he began painting in more ordered, architectural forms. The artist's approach begins in the upper left corner of the canvas, where he adds blocks of color from left to right — each hue informing the next. He has compared his process to the "call and response" motif of jazz, which has remained a consistent influence throughout his career. Like a musical arrangement, his process allows room for improvisation and imperfection, which provides a visual counterpoint to the rigid qualities of the gridded, square format. Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art and the Studio Museum of Harlem in New York, as well as the High Museum in Atlanta, among others. As of December 16, 2022, examples identical in size to the Painting account for five of Whitney's top ten auction records, and have all sold in 2022 and in excess of $1.5 million. These are led by *Nightwatch* (2012), which sold for £1,729,000 ($2,308,950) at Sotheby's, London on March 2, 2022, *Great Balls of Fire* (2005), which sold for £1,482,000 ($1,973,592) at Christie's, London on March 1, 2022, and *Parisian Blue* (2012), which sold for $1,623,000 at

AS OF DECEMBER 16, 2022, GESTURAL EXAMPLES FROM THE MID-1990S, AS WELL AS MORE RECENT WORKS, ACCOUNT FOR HIS TOP RECORDS, WHICH ARE LED BY: *FORWARD TO BLACK* (1996), WHICH SOLD FOR $2,319,000 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021, *NIGHTWATCH* (2012), WHICH SOLD FOR £1,729,000 ($2,308,950) AT SOTHEBY'S, LONDON ON MARCH 2, 2022, AND *RADICAL OPENNESS* (1992), WHICH SOLD FOR $2,228,000, AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

Sotheby's, New York on May 20, 2022. The Painting's size, composition, and execution make it a commercial and desirable work by Stanley Whitney.

In the wake of Stanley Whitney's aforementioned 2015 survey exhibition at the Studio Museum in Harlem, the artist has received broader recognition and an increased presence at auction, particularly in the last few years. In 2021, his total auction sales reached $7.3 million, and his top auction record was reset three times between 2020 and 2021. As of November 23, 2022, eight of his current top ten auction records have been achieved since January 2022, and his auction volume year-to-date has exceeded $18 million, signifying increased demand for his work. The artist's signature large-scale, colorful grid paintings are the most sought-after at auction, and as of December 16 2022, gestural examples from the mid-1990s, as well as more recent works, account for his top records, which are led by: *Forward to Black* (1996), which sold for $2,319,000 at Sotheby's, New York on November 18, 2021, *Nightwatch* (2012), which sold for £1,729,000 ($2,308,950) at Sotheby's, London on March 2, 2022, and *Radical Openness* (1992), which sold for $2,228,000, at Sotheby's, New York, on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2018
2019
2020
2021
2022

Stanley Whitney (b. 1946, Philadelphia, PA) is an American artist whose abstract work explores improvisation and color. He earned a BFA from the Kansas City Art Institute, followed by an MFA from the Yale School of Art in 1972. Whitney developed his distinctive style while living and working in Rome in the 1990s, where he shifted from more organic, amorphous forms to gridded, stacked compositions influenced by the order of Italian architecture and the improvisational call and response of jazz. In 1996, the artist was awarded a Guggenheim Fellowship and received solo shows at Magazzino d'Art Moderna in Rome, the Bill Maynes Gallery in New York, and Christine König Galerie in Vienna. Whitney's first institutional exhibition in New York, titled "Dance the Orange," was organized in 2015 at the Studio Museum in Harlem, which led to wider recognition for the artist's work. Additional solo exhibitions include a 2017 show at the Modern Art Museum in Fort Worth, TX, and a collateral exhibition at the Palazzo Tiepolo Passi during the 2022 Venice Biennale, which was presented by the Buffalo AKG Art Museum (formerly the Albright-Knox Art Gallery), who is also organizing a forthcoming retrospective of the artist's work, slated for 2024. His work is held in prominent public collections, including the Metropolitan Museum of Art and the Whitney Museum of American Art in New York, the Philadelphia Museum of Art, the High Museum of Art in Atlanta, and National Gallery of Canada, Ottawa, among others. As of December 16, 2022, the artist lives and works in New York City and Parma, Italy, is currently Professor Emeritus of Painting and Drawing at the Tyler School of Art and Architecture, Temple University in Philadelphia, and is represented by global mega-dealer Gagosian Gallery.



STANLEY WHITNEY





IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Stanley Whitney with the following criteria: canvas paintings executed 2000 to present, that measure 60 inches by 60 inches to 80 inches by 80 inches. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 171, LLC, an affiliate of the Company, purchased at Christie's, London, 20th and 21st Century Evening Sale, held on October 13, 2022 for £705,600 ($799,563). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 55.2% CAGR implied from selected sales occurring from May 16, 2018 to November 17, 2022.